January 4, 2008

Mail Stop 4561

By U.S. Mail

Mr. Alexander M. Cutler
Chairman and Chief Executive Officer
Eaton Corporation
Eaton Center
1111 Superior Avenue
Cleveland, Ohio 44114-2584

> **Re: Eaton Corporation**
> **Definitive 14A**
> **Filed on March 16, 2007**
> **File Number 001-01396**

Dear Mr. Cutler:

We have reviewed your response letter dated November 19, 2007, and have the following comment. Please respond to our comment by January 18, 2008, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. We note your responses to comments nos. 3 and 4. With respect to the targets and individual objectives to be excluded, please provide on a supplemental basis a more detailed analysis of why you believe that disclosure of each target and individual goal would result in competitive harm. For example, for each named executive officer, please specify his or her targets and provide a more detailed explanation of how disclosure of these targets would cause you competitive harm, including an explanation of how the specific competitive advantage would be attained through disclosure of these performance objectives. In addition, please clarify how the earnings per share target differs from the earnings per share growth that has been publicly shared with investors and financial analysts.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc: David M. O'Loughlin *(via facsimile)*